THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Ashcroft Homes Corporation ("ASHC")
                                (Name of Issuer)


                      Common Stock, no par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                   043814 10 2
                                 --------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                              Dufford & Brown, P.C.
                            1700 Broadway, Suite 1700
                             Denver, Colorado 80290
                                 (303) 861-8013
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 3, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      043814 10 2
         -------------------------

1   Name of Reporting Person

    Richard O. Dean

2   Check the Appropriate Box if a Member of a Group     a
                                                           -------

                                                         b    X
                                                           -------

3   SEC USE ONLY

4   Source of Funds *

    Not applicable.

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   Sole Voting Power:           -0-

8   Shared Voting Power:         7,838,601 (1)

9   Sole Dispositive Power:      -0-

10  Shared Dispositive Power:    7,838,601 (1)

11  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,838,601 (1)

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13  Percent of Class Represented by Amount in Row (11):  49.32%

14  Type of Reporting Person *

    IN

(1) Includes 1,350,000 shares of preferred stock, each of which entitles the owner to five votes per share.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.      584368 10 4
         -------------------------

1   Name of Reporting Person

    Reagan K. Dean

2   Check the Appropriate Box if a Member of a Group     a
                                                           -------

                                                         b    X
                                                           -------
3   SEC USE ONLY

4   Source of Funds *

    Not applicable.

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   Sole Voting Power:         -0-

8   Shared Voting Power:       7,838,601 (1)

9   Sole Dispositive Power:    -0-

10  Shared Dispositive Power:  7,838,601 (1)

11  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,838,601 (1)

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13  Percent of Class Represented by Amount in Row (11):  49.32%

14  Type of Reporting Person *

    IN

(1) Includes 1,350,000 shares of Preferred Stock, each of which entitles the owner to five votes per share.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:  SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, no par value per share, of Ashcroft Homes Corporation, formerly known as OneDentist Resources, Inc. (hereinafter the "Company"), whose principal place of business is located at 56 Inverness Drive East, Suite 105, Englewood, Colorado 80112.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSONS

     a.   Name - Richard O. Dean and Reagan K. Dean

     b.   Address - 56  Inverness  Drive East,  Suite 105,  Englewood,  Colorado
          80112

     c. Occupation-- Mr. Dean is the Chairman of the Board, Chief Executive Officer and a Director of the Company located at the address above. Mr. Dean is also the President of Ashcroft Homes of Colorado, Inc., President and Treasurer of West Gold Holdings, Inc., manager of Absolute Construction Services LLC, Peregrine Sanctuary, LLC, Tesoro Homes @ Tallyn's Reach LLC, and Brookwood LLC, also located at the address above, and manager of Ashcroft Homes of Northern Colorado, LLC, located at 4836 So. College Avenue, Fort Collins, CO 80525, and Anthem Ashcroft Home Builders LLC, located at 1111 Melville Street, Suite 500, Vancouver, British Columbia, Canada F6E 2X5. Ashcroft Homes of Colorado, Inc., West Gold Holdings, Inc., Absolute Construction Services LLC, Peregrine Sanctuary, LLC, Tesoro Homes @ Tallyn's Reach LLC, and Brookwood LLC are all subsidiaries of the Company ("Ashcroft Entities").

          Mrs. Dean is the Vice President and Secretary of West Gold Holdings, Inc. located at the above address. Mr. and Mrs. Dean are referred to herein as the Reporting Persons.

     d. During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding.

     e. During the past five years, neither of the Reporting Persons has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Each Reporting Person is a citizen of the United States of America.

Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On April 3, 2003, pursuant to a Plan and Agreement of Reorganization between the Company, certain principal shareholders of the Company, Ashcroft Homes of Colorado, Inc. (formerly known as Ashcroft Homes, Inc., referred to herein as "AHCI") and the owners of certain affiliates of AHCI dated December 27, 2002, as amended, the Reporting Persons exchanged their interests in the Ashcroft Entities for shares of common stock in the Company (the "Exchange"). Prior to the Exchange, the Ashcroft Entities were privately-held companies engaged in the residential home building and real estate development industries. The 7,838,601 shares of the Company beneficially owned by the Reporting Persons were acquired in exchange for their interests in the Ashcroft Entities.

Item 4: PURPOSE OF TRANSACTION

     The shares acquired by the Reporting Persons were acquired with the intent of exercising control over the affairs of the Company and for the purpose of investment. Richard Dean consummated the Exchange with the intent of acquiring control of a public company in which to operate the residential building business of the Ashcroft affiliates included in the Exchange. He hopes that by operating as a public company, Ashcroft will be afforded access to additional investment capital and opportunities to make acquisitions. These steps, in turn, will help build value for the shareholders of the Company, including the Reporting Persons.

     Effective on the date of closing the Exchange, Mr. Dean was elected to the Board of Directors of the Company and appointed as Chief Executive Officer and Chairman of the Board of Directors. The change in the Board of Directors was disclosed in an Information Statement filed with the Securities and Exchange Commission pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

     The Reporting Persons have no other plans to effect any transaction which would have the effect of, or result in, any of the events requiring disclosure in this Item other than:

     a. The Reporting Persons will continuously evaluate their holdings in the Company and, subject to personal financial needs, changes in the price of company securities, the requirements of Rule 144 and other restrictions on transfer of their shares, make additional acquisitions or dispositions of shares, in their discretion.

     b. As a director and executive officer of the Company, Mr. Dean will evaluate opportunities to acquire additional assets and business operations through the acquisition of assets or securities of other entities. Such acquisitions will be evaluated with a view to increasing shareholder value.

     d. As the sole member of the Board of Directors of the Company, Mr. Dean will appoint additional individuals to fill the existing vacancies. It is expected that Mr. Dean will appoint Messrs. Bruce Shugart, John Chen, David Skudneski, Christopher Scurto and Myles Bruckal to serve on the Board until the next annual meeting of shareholders and until their successors shall be elected.

ITEM 5:  INTEREST IN SECURITIES OF THE COMPANY

     a. As of the date of the filing of this Schedule, the Reporting Persons are each deemed to beneficially own 7,838,601 shares of Common Stock of the Company. Mr. Dean owns 4,471,330 shares of Common Stock directly; Mrs. Dean owns 2,017,271 shares of Common Stock directly. Each person disclaims ownership of the shares owned by his or her spouse; however, since Mr. and Mrs. Dean are husband and wife, they are reporting the shares owned by their spouse as beneficially owned by the other in accordance with the provisions of Rule 13d-3 of the Exchange Act.

          Mr. and Mrs. Dean also each have the right to acquire 675,000 additional shares of Common Stock. Each Reporting Person owns 675,000 shares of Series A Convertible Preferred Stock. The Preferred Stock is convertible into Common Stock on a one for one basis. The Reporting Persons' total beneficial ownership of Common Stock represents 49.32% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          As stated above, holders of the Series A Convertible Preferred Stock are entitled to five votes for each share held by them of record and vote with the holders of common stock on all matters on which shareholders are entitled to vote. If the votes for the Preferred Stock are included in the calculation of the voting power of the Reporting Persons, they hold approximately 62% of the voting stock of the Company.

     b. Each Reporting Person shares the power to vote the shares owned directly by them on certain matters submitted to shareholders for approval.

     c. Other than the transaction described in Item 3 above, the Reporting Persons have not effected any transaction in securities of the Company in the last 60 days.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         None.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:  Agreement and Plan of  Reorganization  dated  December 27,
                      2002

         Exhibit B:  Third Amendment to Agreement and Plan of Reorganization


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


/s/ Richard O. Dean                                    Date:    April 14, 2003
------------------------------                                -----------------
Richard O. Dean


/s/ Reagan K. Dean                                     Date:    April 14, 2003
------------------------------                                -----------------
Reagan K. Dean

EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

     AGREEMENT AND PLAN OF REORGANIZATION ("AGREEMENT") dated as of December 27, 2002, by and among ONEDENTIST RESOURCES, INC., a Colorado corporation
("Parent"), ASHCROFT MERGER CORP., a Colorado corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Gary A. Agron and Philip J. Davis, who are the principal shareholders of Parent ("Parent Principal Shareholders") and ASHCROFT HOMES, INC., a Colorado corporation ("Ashcroft").

                                    RECITALS:

     The  parties  intend  that,  subject  to the terms and  conditions  of this
Agreement:

     Merger  Sub will  merge  with  and  into  Ashcroft  in a  statutory  merger
("Merger"), with Ashcroft to be the corporation surviving the Merger, all pursuant to the terms and conditions of this Agreement and the applicable provisions of the laws of the State of Colorado.

     Upon the effectiveness of the Merger, all of the outstanding capital stock of Ashcroft will be converted into shares of Parent Common Stock, as provided in this Agreement. This Merger is intended to be treated as a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") by virtue of the provisions of Section 368(a)(2)(E) of the Code.

     NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

     1.1 The Merger.
     ---------------
     At the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into Ashcroft (Merger Sub and Ashcroft are sometimes referred to herein as the "Constituent Corporations"), the separate corporate existence of Merger Sub shall cease and Ashcroft shall continue as the surviving corporation under the corporate name "Ashcroft Homes, Inc." (the "Surviving Corporation") all upon the terms and subject to the conditions provided for in this Agreement and pursuant to the Colorado Business Corporation Act (the "CBCA"). For federal income tax purposes, it is intended that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code.

     1.2 Closing and Effective Time.
     -------------------------------
     Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Colorado or at such later time on the Closing Date as is provided in the Articles of Merger (the "Effective Time"). As a result of the Merger, Ashcroft shall become a wholly owned subsidiary of Parent.

     1.3 Effects of the Merger.
     --------------------------
     The  Merger  shall  have the  effects  specified  in the CBCA  and,  at the
Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation as though they were of the Constituent Corporations; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it.

     1.4 Articles of Incorporation, By-Laws and Directors and Officers.
     ------------------------------------------------------------------
     The Articles of Incorporation of Ashcroft in effect immediately prior to the Effective Time shall be and remain the Articles of Incorporation of the
Surviving Corporation, until thereafter amended in accordance with the provisions therein and as provided by the CBCA. The By-Laws of Ashcroft in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with its terms. The directors and officers of Ashcroft immediately prior to the Effective time shall be the directors and officers of the Surviving Corporation, in each case until their successors are duly elected and qualified.

     1.5 Issuance and Cancellation of Shares in the Merger.
     ------------------------------------------------------
     At the Closing, Parent shall issue an aggregate of 50,064,210 shares of its Common Stock (being an aggregate of 90% of the Common Stock of Parent outstanding immediately after the Closing) to the shareholders of Ashcroft. Prior to the closing, Ashcroft shall provide Parent with a list of its shareholders and the pro rata allocation of the Parent stock to be issued at Closing. As of the Effective Time, by virtue of the Merger and the foregoing share issuance and without any additional action on the part of Merger Sub, Ashcroft or the holder of any shares of any of them:

          (a) Capital Stock of Merger Sub.
          --------------------------------
          Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation.

          (b) Capital Stock of Ashcroft.
          ------------------------------
          Each issued and outstanding share of the common stock of Ashcroft shall be converted into the right to receive three and one-half shares of Common Stock, no par value per share, of Parent and each issued and outstanding share of preferred stock of Ashcroft shall be converted into the right to receive one share of preferred stock of Parent (the "Merger Shares") with the result that after the Effective Time, Ashcroft will become a wholly owned subsidiary of Parent. All such converted shares of Ashcroft shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive a pro rata portion of the Merger Shares.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

     2.1 Representations and Warranties of Parent.
     ---------------------------------------------
     Parent, Merger Sub and the Parent Principal Shareholders represent and warrant to Ashcroft as follows:

          (a) Organization, Standing and Power.
          -------------------------------------
          Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify would not have a material adverse affect on Parent taken as a whole. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the corporate power and authority to own, operate and lease its properties and carry on its business as now conducted and as proposed to be conducted. Merger Sub was formed in December of 2002, and has conducted no business or operations prior to the date hereof.

          (b) Capital Structure.
          ----------------------
          The authorized capital stock of Parent consists of 100,000,000 shares of Common Stock, no par value per share and 10,000,000 shares of Preferred Stock, no par value per share. As of the date hereof, 5,562,690 shares of Parent Common Stock are outstanding; no shares of Parent Common Stock are held by Parent in its treasury, and no shares of Parent Preferred Stock are issued or outstanding. All outstanding shares of Parent Common Stock are, and the Merger Shares to be issued pursuant to this Agreement will be when issued pursuant to the terms of the resolution of the Board of Directors of Parent approving such issuance, validly issued, fully paid and non-assessable and not subject to preemptive rights. All of the issued and outstanding shares of Parent Common Stock were issued, and the Merger Shares will be issued, in compliance with all Federal and state securities laws. Except for options described in Schedule 2.1(b) hereto, there are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from Parent at any time, or upon the happening of any stated event, any shares of the capital stock of Parent, whether or not presently issued or outstanding. There are a total of 100,000 authorized shares of Common Stock without par value per share for Merger Sub, 10,000 of which are validly issued, outstanding, fully paid and non-assessable. There are no outstanding options, warrants, rights (including conversion of preemptive rights) or agreements for the purchase or acquisition from Merger Sub of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of Merger Sub's capital stock.

          (c) Articles of Incorporation, By-Laws, and Minute Books.
          ---------------------------------------------------------
          The copies of the Articles of Incorporation and of the By-Laws of Parent as well as the Articles of Incorporation and By-Laws of Merger Sub which have been delivered to Ashcroft are true, correct and complete copies thereof. The minute books of Parent and Merger Sub which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of Parent and Merger Sub since the respective dates of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

          (d) Authority.
          --------------
          Both Parent and Merger Sub have all requisite power and authority to enter into and to perform their obligations under this Agreement and all agreements to which Parent or Merger Sub is or will be a party that will be required at the Closing (the "Parent Ancillary Agreements"). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Boards of Directors of Parent and Merger Sub. No other corporate or shareholder proceedings on the part of Parent are necessary to authorize the Merger, or the other transactions contemplated hereby and thereby. This Agreement and the Parent Ancillary Agreements have been or will be duly executed and delivered by Parent and/or Merger Sub and constitute valid and binding obligations of Parent and Merger Sub enforceable in accordance with their terms, except as to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; provided, however, that the Articles of Merger will not be effective until the Effective Time.

          (e) Conflict with Other Agreements; Approvals.
          ----------------------------------------------
          The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to any provision of the Articles of Incorporation or By-Laws or any organizational document of Parent or Merger Sub, or result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub, which Violation would have a material adverse effect on Parent or Merger Sub taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a

     "Governmental Entity") is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the transactions contemplated hereby, the failure to obtain which would have a material adverse effect on Parent or Merger Sub, taken as a whole, except for (i) the filing of such documents with, and the obtaining of such orders from, the Securities and Exchange Commission (the "SEC"), the various state authorities, including state securities authorities, that are required in connection with the transactions contemplated by this Agreement; and (ii) the filing of Articles of Merger with the Secretary of State of Colorado.

          (f) SEC Documents.
          ------------------
          Parent has furnished Ashcroft with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since inception (as such documents have since the time of their filing been amended, the "Parent SEC Documents") and since that date, Parent has filed with the SEC all documents required to be filed pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, are accurate and in accordance with the books and records of Parent, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-QSB of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of Parent as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

          (g) Books and Records.
          ----------------------
          Parent and Merger Sub have made and will make available for inspection by Ashcroft upon reasonable request all the books of Parent relating to the business of Parent. Such books of Parent have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to Ashcroft by Parent are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

          (h) Compliance with Laws.
          -------------------------
          Parent and Merger Sub are and have been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to them, their properties or the operation of their businesses.

          (i) Absence of Certain Changes or Events.
          -----------------------------------------
          Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in the audited balance sheet of Parent and the related statements of income, cash flows and changes in shareholders' equity as of and for the period ended December 31, 2001 (the "Parent Audited Financials"), true and correct copies of which have been delivered to Ashcroft, or except as contemplated by this Agreement or except as set forth on Schedule 2.1(i) or the interim financial statements prepared since the date of the Parent Audited Financials (the "Parent Interim Financial Statements"), true and correct copies of which have been delivered to Ashcroft, Parent has conducted its business only in the ordinary course, and, as of the date of this Agreement, there has not been (i) any material adverse change, alone or in the aggregate, in the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Parent; or (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock.

          (j) Assets, Liabilities and Obligations.
          ----------------------------------------
          Except as set forth on Schedule 2.1(j), as of the Closing Date, neither Parent nor Merger Sub will have any assets, liabilities or obligations of any kind or nature at any time existing or asserted, whether fixed, contingent or otherwise.

          (k) Litigation.
          ---------------
          There is no action, proceeding, claim or investigation pending against either Parent or Merger Sub before any federal, state, municipal, foreign or other court or administrative agency, department, board or instrumentality that, if concluded adversely to either Parent or Merger Sub, would have a material adverse effect, and no such action, proceeding, claim or investigation has been threatened.

          (l) Taxes.
          ----------
          Parent has filed or will file within the time prescribed by law and (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with the United States Internal Revenue Service and with all other jurisdictions where such filing is required by law or where the failure to file would have a material adverse effect on Parent; and Parent has paid, or has made adequate provision in the Parent Interim Financial Statements for the payment of all taxes, interest, penalties, assessments or deficiencies shown due and payable on, and with respect to all periods ending prior to December 31, 2002. Parent knows of (i) no other tax returns or reports which are required to be filed which have not been so filed or where the failure to file would have a material adverse effect on Parent and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

          (m) Contracts.
          --------------
          Neither parent nor Merger Sub is a party to any contract, obligation, commitment, plan, agreement, loan agreement, lease, mortgage, instrument, arrangement or license ("Material Parent Contracts"), which cannot be terminated by Parent or Merger Sub without penalty within 30 days after written notice.

          (n) Benefit Plans.
          ------------------
          Parent has complied with all applicable agreements, laws, rules and regulations relating to the employment of labor, including those related to wages, hours and payroll taxes. Parent has withheld and remitted to the proper Governmental Authorities all amounts required by law or agreement to be withheld from wages or salaries of its employees and is not liable for any arrearage of wages or any taxes or penalties for failure to comply with any of the foregoing. Parent has had no labor troubles in the sense that within the last 12 months there have been no strikes, work stoppages, slowdowns, threatened unfair labor practice charges or other material controversies pending or threatened by any of its employees; and Parent has not entered into any collective bargaining agreement and no union represents, or in the past twelve (12) months has demanded or requested to represent or, to the knowledge of Parent, is currently attempting to represent any of the employees of Parent. Except as set forth on Schedule 2.1(n), Ashcroft has not promulgated any policy or entered into any agreement relating to the payment of any medical insurance premium, retirement pay, severance pay, vacation pay or sick leave to any present or former employees of Parent.

          All employee profit-sharing, incentive, deferred compensation, welfare, pension, retirement, group insurance, bonus, severance and other employee benefit plans, arrangements or agreements (oral or written), regardless of whether any such plan, arrangement or agreement is an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or previously maintained or contributed to or previously contributed to by Parent for the benefit of current or former personnel ("Employee Plans"), by their terms and operation are in material compliance with all applicable laws (including, but not limited to, ERISA and the Code). There are no actions, suits or claims pending or threatened (other than routine noncontested claims for benefits) or, to the knowledge of Parent, no set of circumstances exist which may reasonably give rise to such a claim against any Employee Plan or administrator or fiduciary of any such Employee Plan.

          To the knowledge of Parent, and except for matters which would not have a material adverse effect, no employee of Parent is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other contract or written agreement, or any restrictive covenant contained in any such agreement relating to the right of any such employee to be employed thereby, or to use trade secrets or proprietary information of others, and the employment of such employees does not subject Parent to any material liability.

          (o) Licenses, Permits; Intellectual Property.
          ---------------------------------------------
               (i) Parent owns all right, title or interest in, or has the rights to use, sell or license, all intellectual property rights necessary or required for the conduct of, or used in, its business as presently conducted (such intellectual property rights being hereinafter collectively referred to as the "Parent IP Rights"); and such rights to use, sell or license are reasonably sufficient for the conduct of its business as presently conducted. Except for matters which would not have a material adverse effect, neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by Parent or currently under development by Parent violates any license or agreement between Parent and any third party or infringes on the intellectual property right of any other party; and, except for matters which would not have a material adverse effect, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Right, nor is there any basis for any such claim; nor has Parent received any noticed asserting that any Parent IP Right or the proposed use, sale, license, or disposition thereof conflicts or will conflict with the rights of any other third party, nor is there any basis for any such assertion.

               (ii) Parent does not hold or use any patents or use any trade names, trademarks, or servicemarks except as described on Schedule 2.1(o).

          (p) Brokerage.
          --------------
          No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

     2.2 Representations and Warranties of Ashcroft.
     -----------------------------------------------
     Ashcroft represents and warrants to Parent and Merger Sub as follows:

          (a) Organization, Standing and Power.
          -------------------------------------
               (i) Ashcroft is a corporation duly organized, validly existing and in good standing under the laws of the state of Colorado, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify would not have a material adverse effect on Ashcroft and the Ashcroft Entities (as hereinafter defined) taken as a whole.

               (ii) Schedule 2.2(a) hereto lists each of the direct and indirect subsidiaries of Ashcroft and each limited liability company or other entity in which Ashcroft has an interest as of the date hereof, along with a description of the interest held by Ashcroft in such entity (individually, an "Ashcroft Entity" and together, the "Ashcroft Entities"). All shares of capital stock or ownership interests of each Ashcroft Entity held by Ashcroft or another Ashcroft Entity have been duly authorized, are fully paid and nonassessable, and are lawfully owned of record and beneficially by Ashcroft or another Ashcroft Entity.

               (iii) Each Ashcroft Entity is duly organized, validly existing, in good standing and qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify would not have a material adverse effect on Ashcroft and the Ashcroft Entities taken as a whole.

          (b) Capital Structure.
          ----------------------
          As of the date hereof, the authorized capital stock of Ashcroft consists of 90,000,000 shares of Common Stock, no par value per share and 10,000,000 shares of Preferred Stock, no par value per share. As of the date of this Agreement, 6,690,458 shares of Ashcroft Common Stock were outstanding and no shares of Ashcroft Common Stock were held by Ashcroft in treasury. All outstanding shares of Ashcroft Common Stock are validly issued, fully paid and non-assessable and not subject to preemptive rights or other restrictions on transfer. Except as disclosed in Schedule 2.2(b), all of the issued and outstanding shares of Ashcroft Common Stock were issued in compliance with all Federal and state securities laws. There are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from Ashcroft at any time, or upon the happening of any stated event, any shares of the capital stock of Ashcroft, whether or not presently issued or outstanding.

          (c) Articles of Incorporation, By-Laws and Minute Books.
          --------------------------------------------------------
          The copies of the Articles of Incorporation and of the By-Laws of Ashcroft which have been delivered to Parent are true, correct and complete copies thereof. The minute books of Ashcroft which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of Ashcroft since the respective dates of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

          (d) Authority.
          --------------
          Ashcroft has all requisite power and authority to enter into and to perform its obligations under this Agreement and all agreements to which Ashcroft is or will be a party that will be required at the Closing (the "Ashcroft Ancillary Agreements"). The execution and delivery of this Agreement and the Ashcroft Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Ashcroft, and no other corporate or shareholder proceedings on the part of Ashcroft are necessary to authorize the Merger and the other transactions contemplated hereby and thereby, except approval of the shareholders of Ashcroft. This Agreement and the Ashcroft Ancillary Agreements have been duly executed and delivered by Ashcroft and constitutes a valid and binding obligation of Ashcroft enforceable in accordance with its terms, except as to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; provided, however, that the Articles of Merger will not be effective until the Effective Time.

          (e) Conflict with Agreements; Approvals.
          ----------------------------------------
          The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation pursuant to any provision of the Articles of Incorporation or By-Laws of Ashcroft or, except as set forth on
     Schedule 2.2(e) hereto, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Ashcroft, or its respective properties or assets, which violation would have a material adverse effect on Ashcroft. Except as set forth on Schedule 2.2(e) hereto, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Ashcroft in connection with the execution and delivery of this Agreement by Ashcroft, or the consummation by Ashcroft of the transactions contemplated hereby, the failure to obtain which would have a material adverse effect on Ashcroft except for the filing of the Articles of Merger with the Secretary of State of Colorado.

          (f) Financial Statements.
          -------------------------
          Ashcroft has furnished Parent as Schedule 2.2(f), its unaudited balance sheet as of December 31, 2001and statement of income for the period then ended (the "Ashcroft Financial Statements"). The Ashcroft Financial Statements have been prepared in accordance with the books and records of Ashcroft, have been prepared on an income tax basis applied consistently during the period involved and fairly presents the consolidated financial position of Ashcroft as of the date thereof and the consolidated results of its operations for the period then ended, except as such Ashcroft Financial Statements may be revised or restated following the audit to be undertaken by Ashcroft. Ashcroft is unable to furnish financial statements for any period ending in 2002 as of the execution of this Agreement. In recognition of this fact, Ashcroft agrees to deliver to Parent prior to the Closing its unaudited financial statements for a period ending not earlier than September 30,2002 and proforma financial statements for the period ended December 31, 2002. It shall be a condition precedent to the Closing that Parent shall have received and reviewed to its sole satisfaction these 2002 financial statements.

          (g) Books and Records.
          ----------------------
          Ashcroft has made and will make available for inspection by Parent, upon reasonable request, all the books of account relating to the business of Ashcroft. Such books of account of Ashcroft have been maintained in the ordinary course of business. All documents furnished to Parent by Ashcroft are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

          (h) Compliance with Laws.
          -------------------------
          Except as disclosed in Schedule 2.2(h), Ashcroft is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

          (i) Absence of Certain Changes or Events.
          -----------------------------------------
          Except as disclosed in the Ashcroft Financial Statements, as contemplated by this Agreement, or as set forth on Schedule 2.2(i) as the same may be supplemented after the date hereof, since December 31, 2001, except as required or contemplated by this Agreement, Ashcroft has conducted its business only in the ordinary course, and, as of the date of this Agreement, there has not been (i) any material adverse change, alone or in the aggregate, in the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects; or (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Ashcroft's capital stock.

          (j) Litigation.
          ---------------
          Except as set forth in Schedule 2.2(j) or routine matters incident to the normal operation of its business, there is no action, suit, proceeding, claim or investigation pending against Ashcroft before any federal, state, municipal, foreign or other court or administrative agency, department, board or instrumentality that, if concluded adversely to Ashcroft, would have a material adverse effect, and no such action, proceeding, claim or investigation has been threatened.

          (k) Taxes.
          ----------
          Ashcroft has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with the United States Internal Revenue Service and with all other jurisdictions where such filing is required by law; and Ashcroft has paid, or has made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to all periods ending prior to December 31, 2001 except property taxes that may be paid in connection with the sale of its inventory in the future. Ashcroft knows of
     (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

          (l) Assets.
          -----------
          Except as described in Schedule 2.2(l), Ashcroft has good and marketable title to all its real and personal property and assets reflected in the Ashcroft Financial Statements, free and clear of all mortgages, liens, pledges, charges or encumbrances or other third party interests of any nature whatsoever, except (i) the lien of current taxes not yet due and payable, (ii) properties, interests, and assets disposed of by Ashcroft in the ordinary course of business or in contemplation of its reorganization;
     (iii) such imperfections of title, easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use, of the properties subject thereto.

          (m) Benefit Plans.
          ------------------
          Ashcroft has complied with all applicable agreements, laws, rules and regulations relating to the employment of labor, including those related to wages, hours and payroll taxes. Ashcroft has withheld and remitted to the proper Governmental Authorities all amounts required by law or agreement to be withheld from wages or salaries of its employees and is not liable for any arrearage of wages or any Taxes or penalties for failure to comply with any of the foregoing. Ashcroft has had no labor troubles in the sense that within the last 12 months there have been no strikes, work stoppages, slowdowns, threatened unfair labor practice charges or other material controversies pending or threatened by any of its employees; and Ashcroft has not entered into any collective bargaining agreement and no union represents, or in the past twelve (12) months has demanded or requested to represent or, to the knowledge of Ashcroft, is currently attempting to represent any of the employees of Ashcroft. Except as set forth on Schedule 2.2(m), Ashcroft has not promulgated any policy or entered into any agreement relating to the payment of any medical insurance premium, retirement pay, severance pay, vacation pay or sick leave to any present or former employees of Ashcroft.

          All employee profit-sharing, incentive, deferred compensation, welfare, pension, retirement, group insurance, bonus, severance and other employee benefit plans, arrangements or agreements (oral or written), regardless of whether any such plan, arrangement or agreement is an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or previously maintained or contributed to or previously contributed to by Ashcroft for the benefit of current or former personnel ("Employee Plans"), by their terms and operation are in material compliance with all applicable laws (including, but not limited to, ERISA and the Code). There are no actions, suits or claims pending or threatened (other than routine noncontested claims for benefits) or, to the knowledge of Ashcroft, no set of circumstances exist which may reasonably give rise to such a claim against any Employee Plan or administrator or fiduciary of any such Employee Plan.

          To the knowledge of Ashcroft, and except for matters which would not have a material adverse effect, no employee of Ashcroft is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other contract or written agreement, or any restrictive covenant contained in any such agreement relating to the right of any such employee to be employed thereby, or to use trade secrets or proprietary information of others, and the employment of such employees does not subject Ashcroft to any material liability.

          (n) Licenses, Permits; Intellectual Property.
          ---------------------------------------------
               (i) Ashcroft owns all right, title or interest in, or has the rights to use, sell or license, all intellectual property rights necessary or required for the conduct of, or used in, its business as presently conducted (such intellectual property rights being hereinafter collectively referred to as the "Ashcroft IP Rights"); and such rights to use, sell or license are reasonably sufficient for the conduct of its business as presently conducted. Except for matters which would not have a material adverse effect, neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by Ashcroft or currently under development by Ashcroft violates any license or agreement between Ashcroft and any third party or infringes on the intellectual property right of any other party; and, except for matters which would not have a material adverse effect, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Ashcroft IP Right, nor is there any basis for any such claim; nor has Ashcroft received any noticed asserting that any Ashcroft IP Right or the proposed use, sale, license, or disposition thereof conflicts or will conflict with the rights of any other third party, nor is there any basis for any such assertion.

               (ii) Ashcroft does not hold or use any patents or use any trade names, trademarks, or servicemarks except as described on Schedule 2.2(n).

          (o) Environmental Matters.
          --------------------------
          Except as set forth on Schedule 2.2(o), and to the best of its knowledge, Ashcroft is in compliance with all environmental laws and except as disclosed in Schedule 2.2(o), has no knowledge of any existing or potential claim.

          (p) Brokers.
          ------------
          No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Exchange based upon arrangements made by or on behalf of Ashcroft.

                                   ARTICLE III

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

     3.1 Covenants of Ashcroft, Parent and Merger Sub.
     -------------------------------------------------
     During the period from the date of this Agreement and continuing until the Effective Time, Ashcroft, Parent and Merger Sub each agree as to itself and its related entities and subsidiaries that except as expressly contemplated or permitted by this Agreement, or to the extent that the other party shall otherwise consent in writing:

          (a) Ordinary Course.
          --------------------
          Each party and their respective entities and subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; provided, however, that the parties contemplate that Ashcroft intends to reorganize its corporate structure and operations, which reorganization may include, by way of example only and not by way of limitation, the acquisition of other businesses or entities, the disposition of some of its assets, issuance of additional stock, appointment of additional officers and employees, execution of additional agreements and creation of additional indebtedness. This activity is herein referred to as the "Reorganization of Ashcroft."

          (b) Dividends; Changes in Stock.
          --------------------------------
          Except as may be required to effectuate the Reorganization of Ashcroft, no party shall, nor shall any party permit any of its subsidiaries to, nor shall any party propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

          (c) Issuance of Securities.
          ---------------------------
          Except as may be required to effectuate the Reorganization of Ashcroft, no party shall, nor shall any party permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

          (d) Governing Documents.
          ------------------------
          Except as may be required to effectuate the Reorganization of Ashcroft, no party shall amend or propose to amend its Articles of Incorporation or By-Laws.

          (e) No Solicitations.
          ---------------------
          No party shall, nor shall any party permit any of its related entities or subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its related entities or subsidiaries to, solicit or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, or agree to or endorse any takeover proposal. Each party shall promptly advise the other orally and in writing of any such inquiries or proposals. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for an exchange, consolidation or other business combination involving a party hereto or any related entity or subsidiary of such party or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, such party or related entity or any of its subsidiaries other than the transactions contemplated by this Agreement.

          (f) No Acquisitions.
          --------------------
          Except as may be required to effectuate the Reorganization of Ashcroft, no party shall, nor shall any party permit any of its related entities or subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets in each case which are material, individually or in the aggregate, to such party and related entities and its subsidiaries taken as a whole.

          (g) No Dispositions.
          --------------------
          Except for the transfer of assets in the ordinary course of business consistent with prior practice, or except as may be required in connection with the Reorganization of Ashcroft, no party shall, nor shall any party permit any of its related entities or subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party, its related entities and its subsidiaries taken as a whole.

          (h) Indebtedness.
          -----------------
          Except as may be required in connection with the Reorganization of Ashcroft, no party shall, nor shall any party permit any of its related entities or subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or related entities or any of its subsidiaries or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

          (i) Compensation.
          -----------------
          Except as may be required or appropriate in connection with the Reorganization of Ashcroft, no party shall grant any increase in the salary or other compensation of its officers or other employees or grant any bonus to any officer or other employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any officer or other employee of such party.

          (j) No New Severance.
          ---------------------
          Except as may be required in connection with the Reorganization of Ashcroft, no party shall take any action to institute any new severance or termination pay practices with respect to any directors or officers or other employees of such party or to increase the benefits payable under its severance or termination pay practices.

          (k) Benefit Plans.
          ------------------
          Except as may be required or appropriate in connection with the Reorganization of Ashcroft, no party shall adopt or amend, in any respect, except as may be required by applicable law or regulation, any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors or officers or other employees except as otherwise contemplated by this Agreement.

     3.2 Other Actions.
     ------------------
     No party shall, nor shall any party permit any of its related entities subsidiaries to, take any action other than that set forth above that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Merger set forth in Article V not being satisfied.

     3.3 Advice of Changes; Filings.
     -------------------------------
     Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a material adverse effect on such party and its related entities and subsidiaries taken as a whole. Each party shall promptly provide the other (or its counsel) copies of all filings made by such party with any state or federal governmental entity in connection with this Agreement and the transactions contemplated hereby and thereby.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

     4.1 Shareholder Approval.
     -------------------------
     (i) The Board of Directors of Ashcroft agrees to submit the proposed Merger to the shareholders of Ashcroft for approval in accordance with the provisions of the CBCA, and to recommend to the shareholders the approval of the Merger.
(ii) The Board of Directors of Merger Sub agrees to submit the proposed Merger to the shareholders of Merger Sub for approval in accordance with the provisions of the CBCA, and to recommend to the shareholders the approval of the Merger.

     4.2 Restricted Parent Shares.
     -----------------------------
     The Merger Shares will not be registered under the Securities Act, but will be issued pursuant to an exemption from such registration requirements based upon representations and warranties made by the shareholders of Ashcroft. Accordingly, the Merger Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and Shareholders will not be able to transfer such Merger Shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or an exemption there from. The certificates evidencing the Merger Shares shall contain a legend to the foregoing effect and the Shareholders shall deliver at Closing an Investment Letter in substantially the form of Exhibit 4.2 hereto acknowledging the fact that the Shares are restricted securities and agreeing to the foregoing transfer restrictions.

     4.3 Access to Information.
     --------------------------
     Upon reasonable notice, Parent and Ashcroft shall each afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records. During such period, each of Parent and Ashcroft shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

     4.4 Legal Conditions to Merger.
     -------------------------------
     Each of Parent, Ashcroft and Merger Sub will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their related entities or subsidiaries in connection with the Merger. Each party will, and will cause its related entities or subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by Parent, Ashcroft or Merger Sub or any of their related entities or subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     4.5 Parent Board of Directors and Officers.
     -------------------------------------------
     All of the officers and directors of Parent shall resign as of the Closing Date, except Philip Davis, who shall appoint Richard O. Dean, Joe Oblas, Bruce Shugart, John Chen, David Skudneski, Chris Scurto and Myles Bruckal (or one or more substitutes, if necessary) to the Board of Directors, and then immediately resign.

     4.6 Expenses.
     -------------
     Subject to Sections 6.3 and 7.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     4.7 Lock-up and Registration Rights.
     ------------------------------------

          (a) In the event, subsequent to the Closing Date, Parent shall file a registration statement with the SEC for the purpose of registering the resale of any shares owned by Ashcroft shareholders, Parent agrees to include certain shares owned by the Parent Principal Shareholders in such registration. The amount of shares to be included for registration on behalf of the Parent Principal Shareholders shall be determined by dividing the number of shares proposed to be registered on behalf of the Ashcroft shareholders by the total number of shares owned by such shareholders and multiplying the resulting quotient by the number of shares owned by the Parent Principal Shareholders. Parent shall keep the registration statement effective for so long as it may determine in its reasonable discretion and shall pay all costs incurred in such registration.

          (b) In consideration for the registration rights granted above, the Parent Principal Shareholders agree to comply with any resale lock-up provisions negotiated by Ashcroft with its unaffiliated shareholders and to execute any documents necessary to confirm those lock-up provisions.

     4.8 Schedule 14-F.
     ------------------
     Following execution of this Agreement, Parent and Ashcroft shall cooperate to prepare and file with the SEC and mail to all shareholders of record of Parent an information statement on Schedule 14-F pursuant to Rule 14f-1 of the Securities Exchange Act of 1934. Such Schedule shall be prepared in accordance with the provisions of such rule and shall be filed by Parent with the SEC and transmitted to its shareholders of record not less than 10 days prior to the scheduled Closing Date.

     4.9 Consulting Arrangements.
     ----------------------------
     The Parent Principal Shareholders agree to assist Parent, its officers and directors on a consulting basis for a period of one year from the date of Closing for no additional compensation or remuneration (other than reimbursement of reasonable expenses agreed in advance) to help ensure a smooth transition in the management of Parent and to promote the business and prospects of Parent during that time. Such consulting services shall be provided at the reasonable request of Parent, shall be performed from the offices of the Shareholders unless otherwise agreed and shall be scheduled so as to not interfere with the other business pursuits of the Shareholders.

     4.10 Subsequent SEC Filings.
     ----------------------------
     After the Closing Date, the following documents shall be filed by Parent with the SEC and/or the National Association of Securities Dealers, Inc.:

          (a) Within the time required by the Rules of the Commission, a current report on Form 8-K containing the information required in such rules of form;

          (b) Within sixty (60) days from the filing of the Form 8-K reporting the acquisition, Parent shall file under cover of Form 8-K, audited financial statements of Ashcroft, proforma financial information and other disclosures as required by Form 8-K of the Exchange Act and Regulation S-X of the 1933 Act;

          (c) Parent shall cause to be filed such other reports as may be required to be filed by Sections 13 or 15(d) of the Exchange Act or necessary to maintain listing of the Common Stock on the OTCBB.

     4.11 Release of Parent.
     -----------------------
     Except as otherwise specifically set forth herein, from and after the Effective Time, the Parent Principal Shareholders shall release and forever discharge Parent, its then officers, directors, shareholders, subsidiaries, affiliates, agents, representatives, attorneys, employees, servants, successors-in-interest and assigns, of and from any and all claims, actions, causes of action, damages, liabilities, demands, costs and expenses, including attorneys' fees, known or unknown, suspected or unsuspected, accrued or contingent, that they or either of them may have as of the Effective Time, or claim at any future time to have after the Effective Time.

                                    ARTICLE V

                              CONDITIONS PRECEDENT

     5.1 Conditions to Each Party's Obligation To Effect the Merger.
     ---------------------------------------------------------------
     The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Necessary Approvals.
          ------------------------
          All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity, the failure to obtain which would have a material adverse effect on Parent, Merger Sub, Ashcroft, or any of their subsidiaries or related entities, taken as a whole, shall have been filed, occurred or been obtained. Parent shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue the Merger Shares and to consummate the Merger.

     5.2 Conditions of Obligations of Parent.
     ----------------------------------------
     The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions on or before the Closing Date unless waived by Parent:

          (a) Representations and Warranties.
          -----------------------------------
          The representations and warranties of Ashcroft set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Parent shall have received a certificate signed on behalf of Ashcroft by the President of Ashcroft to such effect.

          (b) Performance of Obligations of Ashcroft.
          -------------------------------------------
          Ashcroft shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Ashcroft by the President to such effect.

          (c) Opinion of Counsel for Ashcroft.
          ------------------------------------
          Parent shall have received an opinion dated the Closing Date of Dufford & Brown, P.C., counsel for Ashcroft, in form and substance reasonably satisfactory to Parent and its counsel relating to such matters as are customarily delivered in connection with a merger transaction, including an opinion that the Merger has been approved by all requisite action of Ashcroft and its shareholders.

          (d) Closing Documents.
          ----------------------
          Parent shall have received executed subscription agreements from each of the Ashcroft shareholders acknowledging their status as accredited investors and shall have received such certificates and other closing documents as counsel for Parent shall have reasonably requested.

          (e) Consents.
          -------------
          Ashcroft shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a material adverse effect on Ashcroft and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. Ashcroft shall also have delivered to Parent the financial statements contemplated by Section 2.2(f) hereof and Parent shall not have objected to the content of such financial statements.

          (f) Parent Review.
          ------------------
          Parent shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of Ashcroft and shall not have determined that any of the representations or warranties of Ashcroft contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that Ashcroft is otherwise in violation of any of the provisions of this Agreement.

          (g) Pending Litigation.
          -----------------------
          There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of Parent, made in good faith, would make the consummation of the Merger imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against Ashcroft, the consequences of which, in the sole reasonable judgment of Parent, made in good faith, could be materially adverse to Ashcroft.

     5.3 Conditions of Obligations of Ashcroft.
     ------------------------------------------
     The obligation of Ashcroft to effect the Merger is subject to the satisfaction of the following conditions unless waived by Ashcroft:

          (a) Representations and Warranties.
          -----------------------------------
          The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Ashcroft shall have received a certificate signed on behalf of Parent by the Chief Executive Officer to such effect.

          (b) Performance of Obligations of Parent and Merger Sub.
          --------------------------------------------------------
          Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Ashcroft shall have received a certificate signed on behalf of Parent by the Chief Executive Officer to such effect.

          (c) Opinion of Counsel for Parent and Merger Sub.
          -------------------------------------------------
          Ashcroft shall have received an opinion dated the Closing Date of Michael J. Tauger, Esq., counsel for Parent and Merger Sub, in form and substance reasonably satisfactory to Ashcroft and its counsel relating to such matters as are customarily delivered in connection with a Merger transaction, including, but not limited to (i) an opinion that the Merger has been approved by all requisite action of Merger Sub and its shareholders; (ii) that the Merger Shares will be issued in accordance with all applicable securities laws; (iii) that the reverse stock split recently effected by Parent has been effected in accordance with all applicable law and has been implemented by the NASD and the transfer agent for Parent; and
     (iv) that all shares of stock owned by the shareholders of Parent, other than shares owned by the Parent Principal Shareholders, may be reissued free of any restrictive legend otherwise required by the Securities Act.

          (d) Closing Documents.
          ----------------------
          Ashcroft shall have received such certificates and other closing documents as counsel for Ashcroft shall reasonably request.

          (e) Consents.
          -------------
          Parent, Merger Sub and Ashcroft shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Ashcroft, individually or in the aggregate, have a material adverse effect on Parent, Merger Sub, or their subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. Merger Sub shall also have received the approval of its shareholders in accordance with applicable law.

          (f) Ashcroft Review.
          --------------------
          Ashcroft shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of Parent and Merger Sub and shall not have determined that any of the representations or warranties of Parent and Merger Sub contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that Parent is otherwise in violation of any of the provisions of this Agreement.

          (g) Pending Litigation.
          -----------------------
          There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of Ashcroft, made in good faith, would make the consummation of the Merger imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against Parent or Merger Sub, the consequences of which, in the sole reasonable judgment of Ashcroft, made in good faith, could be materially adverse to Parent or Merger Sub.

          (h) No Convertible Securities Outstanding.
          ------------------------------------------
          Parent shall have secured the cancellation, on terms and conditions reasonably satisfactory to Ashcroft, of all outstanding stock purchase warrants, and except as listed in Schedule 2.1(b), no options, rights, convertible securities or other instruments exercisable for equity securities of Parent shall be outstanding.

          (i) Resignation of Officers and Directors.
          ------------------------------------------
          Each officer and director of Parent shall have delivered his written resignation as a director and/or officer of Parent effective as of the Closing Date of the Merger in accordance with Section 4.5.

          (j) Dissenter's Rights.
          -----------------------
          Ashcroft shall not have received a notice from any of its shareholders asserting dissenter's rights under applicable provisions of the CBCA.

                                   ARTICLE VI

                                 INDEMNIFICATION

     6.1 Indemnification Obligations of Parent Shareholders.
     -------------------------------------------------------
     From and after the Effective Time, the Parent Principal Shareholders, jointly and severally, shall reimburse, indemnify and hold harmless Parent, Ashcroft and their directors, officers, shareholders, employees, representatives and agents (each such person and its or his heirs, executors, administrators, successors and assigns is referred to herein as "Ashcroft Indemnified Party") against and in respect of:

          (a) Any and all damages, losses, settlement payments, deficiencies, liabilities, costs, expenses and claims suffered, sustained, incurred or required to be paid by any Ashcroft Indemnified Party because of or that result from, relate to or arise out of the business, operations or assets of Parent prior to the Effective Time or the actions or omissions of any officers, director, shareholder, employee or agent of Parent prior to the Effective Time, regardless of the date that any claim, suit or other cause of action related to any of the foregoing is filed or otherwise instituted against Parent or any Ashcroft Indemnified Party; and

          (b) Any and all actions, suits, claims or legal, administrative, arbitration, governmental or other procedures or investigation against any Ashcroft Indemnified Party that relate to the business, operations or assets of Parent in which the event giving rise thereto occurred prior to the Effective Time or which results from or arises out of any action or inaction prior to the Effective Time of Parent or any director, officer, employee, agent or representative of Parent; and

          (c) Any and all actions, suits, claims, proceedings, investigations, allegations, demands, assessments, audits, fines, judgments, costs and other expenses (including without limitation reasonable legal fees and expenses) incident to any of the foregoing or to the enforcement of this
     Section 6.1.

     6.2 Indemnification Obligations of Ashcroft and Parent.
     ---------------------------------------------------------
     From and after the Effective Time, Ashcroft and Parent jointly and severally shall reimburse, indemnify and hold harmless the Parent Principal Shareholders and their representatives and agents (each such person and its or his heirs, executors, administrators, successors and assigns is referred to herein as a "Parent Shareholder Indemnified Party") against and in respect of:

          (a) Any and all damages, losses, settlement payments, deficiencies, liabilities, costs, expenses and claims suffered, sustained, incurred or required to be paid by any Parent Shareholder Indemnified Party because of or that result from, relate to or arise out of the business, operations or assets of Parent or Ashcroft after the Effective Time or the actions or omissions of any officer, director, shareholder, employee or agent of Parent or Ashcroft after the Effective Time; and

          (b) Any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other procedures or investigation against any Parent Shareholder Indemnified Party that relate to the business, operations or assets of Parent or Ashcroft in which the event giving rise thereto occurred after the Effective Time or which results from or arises out of any action or inaction after the Effective Time of Parent or Ashcroft or any director, officer, employee, agent, representative of Parent or Ashcroft after the Effective Time; and

          (c) Any and all actions, suits, claims, proceedings, investigations, allegations, demands, assessments, audits, fines, judgments, costs and other expenses (including without limitation reasonable legal fees and expenses) incident to any of the foregoing or to the enforcement of this
     Section 6.2.

     6.3  Limitation  on   Indemnification   Obligations  of  Parent   Principal
     ---------------------------------------------------------------------------
Shareholders.
-------------
Except for liabilities of the Parent, defined as monetary claims against the Parent not reflected on the Parent's most recent balance sheet prior to the Closing Date, which shall be unlimited, obligations of the Parent Principal Shareholders set forth above shall be limited to the value of any Parent stock owned by the Parent Principal Shareholders plus the amount of any stock sold by the Parent Principal Shareholders, all as of the date judgment is entered on an indemnifiable claim. Parent shall be entitled, during the time that any proceedings on an indemnifiable claim may be pending against it, to request reimbursement for costs and expenses incurred by Parent on a quarterly basis and such expenses shall be paid by the Parent Principal Shareholders pursuant to
Section 6.4 below. At such time as such expenses aggregate an amount equal to the maximum indemnification set forth above, no additional payments shall be due from the Parent Principal Shareholders. The Parent Principal Shareholders shall have the option to pay any indemnifiable claim due to Parent hereunder in cash or in Parent's common stock, which common stock shall be valued at its closing bid price on the date the claim is communicated by Parent in writing to the Parent Principal Shareholders.

     6.4 Payment of Indemnification Obligations.
     -------------------------------------------
     Each party agrees to pay promptly to any other indemnified party the amount of all damages, losses, settlement payments, deficiencies, liabilities, costs, expenses, claims and other obligations to which the indemnity set forth in
Section 6.1 or 6.2 relates. If all or part of any such obligation is not paid when due, then the indemnifying party shall also pay the indemnified party interest on the unpaid amount of the obligation for each day from the date the amount became due until payment in full, payable on demand, at the fluctuating rate per annum which at all times shall be four percentage points in excess of the "prime rate" identified in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks.

     6.5 Other Remedies.
     -------------------
     The indemnification rights of any indemnified party under this Article VI are independent of and in addition to such rights and remedies as such indemnified party may have at law, in equity or otherwise for any misrepresentation, breach of warranty or failure to fulfill any covenant or agreement under or in connection with this Agreement, including without limitation the right to seek specific performance, rescission or restitution, none of which rights or remedies shall be affected or diminished hereby.

                                   ARTICLE VII

                            TERMINATION AND AMENDMENT

     7.1 Termination.
     ----------------
     This Agreement may be terminated at any time prior to the Effective Time:

          (a) by mutual consent of Parent and Ashcroft;

          (b) by either Parent or Ashcroft if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within 5 business days following receipt by the breaching party of notice of such breach, or if any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable; or

          (c) by either Parent or Ashcroft if the Merger shall not have been consummated before January 31, 2003.

     7.2 Effect of Termination.
     --------------------------
     In the event of termination of this Agreement by either Ashcroft or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto; provided, however, that nothing in this Section 7.2 shall relieve any party to this Agreement of liability for any willful or intentional breach of this Agreement. Except as provided in Section 6.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     7.3 Amendment.
     --------------
     This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided no amendment shall be made which by law requires approval by the shareholders of any party without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver.
     ----------------------
     At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Nonsurvival of Representations, Warranties and Agreements.
     --------------------------------------------------------------
     None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the provisions contained in Sections 4.1, 4.2, 4.6, 4.7, 4.9, 4.10, 4.11, 4.12, 6.1, 6.2, 6.3, 7.2 and 8.1.

     8.2 Notices.
     ------------
     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Parent or Merger Sub, to:

                  One Dentist Resources, Inc.
                  5459 South Iris Street
                  Littleton, Colorado  80123
                  ATTENTION:  Philip J. Davis
                  Fax No. (303) 904-8793

                  with a copy to:

                  Michael J. Tauger, Esq.
                  5445 DTC Parkway, Suite 520
                  Greenwood Village, Colorado  80111
                  Fax No. (303) 770-7257

                      and

         (b) if to Ashcroft, to:

                  Ashcroft Homes, Inc.
                  56 Inverness Drive East, Suite 105
                  Englewood, CO 80112
                  Attention: Richard O. Dean, President
                  Facsimile No.: (303) 799-6473

         with a copy to:

                  Dufford & Brown, P.C.
                  1700 Broadway, Suite 1700
                  Denver, CO  80290
                  Attention:  David J. Babiarz, Esq.
                  Facsimile No.: (303)-832-3804

     8.3 Interpretation.
     -------------------
     When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     8.4 Counterparts.
     -----------------
     This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.
     ------------------------------------------------------------------------
     This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     8.6 Governing Law.
     ------------------
     This Agreement shall be governed and construed in accordance with the laws of the State of Colorado without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Colorado state court or any federal court in the State of Colorado in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

     8.7 No Remedy in Certain Circumstances.
     ---------------------------------------
     Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

     8.8 Publicity.
     --------------
     Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

     8.9 Assignment.
     ---------------
     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent or Ashcroft may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of such company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, this Agreement has been signed by the parties set forth below as of the date set forth above.

                            (Signature page follows)

                                    ONEDENTIST RESOURCES, INC.

                                    By: /s/ Philip J. Davis
                                        ----------------------------------------
                                        Philip J. Davis, Chief Executive Officer


                                    ASHCROFT MERGER CORP.

                                    By: /s/ Philip J. Davis
                                        ----------------------------------------
                                        Philip J. Davis, President


                                    ASHCROFT HOMES, INC.

                                    By: /s/ Richard O. Dean
                                        ----------------------------------------
                                        Richard O. Dean, President


                                    PARENT
                                    SHAREHOLDERS

                                        /s/ Gary A. Agron
                                        ----------------------------------------
                                        Gary A. Agron

                                        /s/ Philip A. Davis
                                        ----------------------------------------
                                        Philip A. Davis

                                  Schedule 1.1
                     To Agreement and Plan of Reorganization

                                 Exchange Shares

-----------------------------------------------------------------------------------------------------------
ASHCROFT HOMES, INC.                                                                 EXCHANGE SHARES
      Name                                                Total Current Shares       Common Shares from OneDentist
Richard O. Dean                                                2,017,271                        2,017,271
Reagan K. Dean                                                 2,017,271                        2,017,271
David A. Skudneski                                               120,000                          120,000
Advanced Floor Concepts, LLC                                       4,256                            4,256
Angel's Plastering, Inc.                                          24,500                           24,500
Bee-Jay Iron, Inc.                                                 3,159                            3,159
Builders Applicance Center, Inc.                                  12,028                           12,028
Dave Rudd                                                         19,725                           19,725
Eagle Flooring, Inc.                                              61,246                           61,246
Paul Kampbell                                                      8,153                            8,153
William & Diane Fischer, JTROS                                     8,867                            8,867
Guy's Floor Service, Inc.                                         30,000                           30,000
Horizon Drywall, Inc.                                            123,533                          123,533
JB Concrete & Construction, Inc.                                  56,764                           56,764
David G. & Shelly L. Axt, JTROS                                   38,366                           38,366
Penley Concrete Forming, Inc.                                     21,525                           21,525
Specialties Supply Co., Inc.                                      30,939                           30,939
T.Hawks Face Rock & Brick, LLC                                    33,114                           33,114
Tansey Painting, Inc.                                             29,023                           29,023
Versa Tech of Denver, Inc.                                        60,106                           60,106
York Engineering Services, Inc.                                    5,155                            5,155
Andrew Clapp                                                      25,000                           25,000
                                 Total                         4,750,001                        4,750,001
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
STONEGATE CAPITAL CORPORATION
      Name                                                Total Current Shares         Common Shares from OneDentist
The James Dennis Burnett Living Trust                            108,883                          108,883
Willamette Group Trust                                           108,883                          108,883
PowerUp International, LLC                                       108,883                          108,883
Antonio M. Sanchez                                               108,883                          108,883
Regatta Capital, LTD.                                            694,126                          694,126
Joseph A. Oblas                                                1,197,707                        1,197,707
Peter C. Gonzalez                                              1,197,707                        1,197,707
David Diaz-Infante                                               653,295                          653,295
Carlton International Investments                                571,633                          571,633
                                 Total                         4,750,000                        4,750,000
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
WEST GOLD HOLDINGS, INC.
      Name                                                Total Current Shares    Series A Convertible Preferred
                                                                                       Shares from OneDentist

Richard O. Dean                                                   50,000                          675,000
Reagan K. Dean                                                    50,000                          675,000
                                 Total                           100,000                        1,350,000
--------------------------------------------------------------------------------------------------------------------

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT


-------------------------------------------------------------------------------------------------------------------------
PEREGRINE SANCTUARY, LLC
      Name                                                        Total Current Interest   Common Shares from OneDentist
Richard O. Dean                                                       87.21%                        1,704,059
Robert E. Ottosen                                                     12.79%                          250,000
                                 Total                               100.00%                        1,954,059
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                  TESORO HOMES @ TALLYN'S REACH, LLC
                                 Name                             Total Current Interest   Common Shares from OneDentist
Richard O. Dean                                                          50%                          375,000
William T. Watson                                                        50%                          375,000
                                 Total                                  100%                          750,000
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                  ABSOLUTE CONSTRUCTION SERVICES, LLC
                                 Name                             Total Current Interest   Common Shares from OneDentist
Richard O. Dean                                                          50%                          375,000
William T. Watson                                                        50%                          375,000
                                 Total                                  100%                          750,000
-------------------------------------------------------------------------------------------------------------------------


                                                                        TOTAL EXCHANGE SHARES TO ISSUE:      14,304,060



              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                  Schedule 1.4
                     To Agreement and Plan of Reorganization

                 Series B Convertible Preferred Stock Recipients



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.1(b)
                     To Agreement and Plan of Reorganization

                                Capital Structure
                              (OneDentist Options)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.1(i)
                     To Agreement and Plan of Reorganization

                      Absence of Certain Changes or Events
                                  (OneDentist)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.1(j)
                     To Agreement and Plan of Reorganization

                       Assets, Liabilities and Obligations
                                  (OneDentist)

None, except as set forth on the attached Exhibit of OneDentist entitled Accounts Payable, 12/31/02.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT


OneDentist
Accounts Payable
12/31/02


                                A/P                                                   2002             A/P
                             12/31/01        Paid in 2002    Written Off             Expenses        12/31/02
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Gary Agron                        680.39                                                                680.39
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
AEP                               162.03                                                                162.03
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Ameritech                         227.87                                                                227.87
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Angell & Deering                7,935.15      (4,000.00)         (3,935.15)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Baker & Hostetler LLP           2,167.00                                                              2,167.00
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Bank One                          175.73                                                                175.73
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
BWC                                 7.61                                                                  7.61
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Columbia Gas                      101.27                                                                101.27
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Corecomm                          444.94                                                                444.94
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Corporate Stock Transfer        1,881.22      (2,650.24)                               1,835.19       1,066.17     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
CUSIP Service Bureau              157.00                                                  14.00         171.00     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Definitive Data Solutions          69.95                                                                 69.95
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Fed Ex                          1,338.65                                                              1,338.65
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
H+T                            22,937.05     (21,723.40)        (13,937.00)           13,148.40         425.05     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Innerworks                      2,725.00      (2,287.50)           (437.50)            2,812.00       2,812.00
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Jones Day                       3,886.71                                                              3,886.71
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Mitchell financial printer      2,590.32      (1,139.00)                                              1,451.32
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Quest                             442.92                                                                442.92
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Sprint                            622.91                                                                622.91
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Staples                           833.14                                                                833.14
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Time Warner                       440.75                                                                440.75
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Leslie Viragh                     500.00                                                                500.00
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
ADP shareholder service                                                                   74.21          74.21     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Gemisys proxy mailing                                                                    701.93         701.93     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
Michael Tauger legal                                                                   1,892.50       1,892.50     (Paid in 2003)
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------
                              $50,327.61    ($31,800.14)       ($18,309.65)          $20,478.23     $20,696.05
--------------------------   ------------   -------------   ----------------   -----------------   ------------   ----------------

Summary of expenses

-------------------------------      ------------------      ---------------
Miscellaneous                                                      2,625.33
-------------------------------      ------------------      ---------------
Accounting                                                        15,960.40
-------------------------------      ------------------      ---------------
Legal                                                              1,892.50
-------------------------------      ------------------      ---------------
Total                                                             20,478.23
-------------------------------      ------------------      ---------------

Paid subsequent to year end                   1,066.17
-------------------------------      ------------------      ---------------
                                                171.00
-------------------------------      ------------------      ---------------
                                                425.05
-------------------------------      ------------------      ---------------
                                                 74.21
-------------------------------      ------------------      ---------------
                                                701.93
-------------------------------      ------------------      ---------------
                                              1,892.50
-------------------------------      ------------------      ---------------
Total                                         4,330.86
-------------------------------      ------------------      ---------------

-------------------------------      ------------------      ---------------
Total paid in 2002 and 2003                 (36,131.00)
-------------------------------      ------------------      ---------------

                                 Schedule 2.1(n)
                     To Agreement and Plan of Reorganization

                                  Benefit Plans
                                  (OneDentist)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.1(o)
                     To Agreement and Plan of Reorganization

                    Licenses, Permits; Intellectual Property
                                  (OneDentist)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(b)
                     To Agreement and Plan of Reorganization

                                Capital Structure
                      (Ashcroft-Non-Compliant Common Stock)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(e)
                     To Agreement and Plan of Reorganization

                No Conflict with Agreements; Government Approvals
                                   (Ashcroft)



1. That certain Office Lease between Loup Management Company, as Landlord, and Peregrine Properties, Inc., as Tenant, dated May 10, 1999, as amended, and as assigned to Ashcroft Homes, Inc. on May 27, 2002.

2. In the normal course of its real estate development business, Ashcroft has entered into numerous loans with numerous lenders secured by an interest in the real property that Ashcroft is developing with respect to Ashcroft's business. Many of the loan documents with these different lenders contain language that could be interpreted in such a manner that the Exchange contemplated hereby would cause Ashcroft to be in default of these various loan documents. The lenders with which Ashcroft has entered into such loan documents are as follows: (1) Acamar Investments, Inc.; (2) Bank West; (3) First State Bank of Fort Collins; (4) The First National Bank of Strasburg;
     (5) Liberty Savings Association, FSA; (6) Ohio Savings Bank; (7) Stockton National Bank; (8) Ute Mortgage Company; (9) Centennial Bank of the West;
     (10) People's National Bank; and (11) WRI Opportunity Loans II LLC.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(f)
                     To Agreement and Plan of Reorganization

                              Financial Statements
                   (Ashcroft - Unaudited - December 31, 2002)




While the Agreement called for Unaudited Financial Statements dated December 31, 2001, the parties have agreed to attach the Unaudited Financial Statements dated December 21, 2002 to this Schedule 2.2(f), as they are more current. Please see attached Unaudited Financial Statements dated December 21, 2002.



                   [NOTE: THESE UNAUDITED FINANCIAL STATEMENTS
                   HAVE BEEN INTENTIONALLY OMITTED PENDING THE
                     FILING OF AUDITED FINANCIAL STATEMENTS]


              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(h)
                     To Agreement and Plan of Reorganization

                              Compliance with Laws
                                   (Ashcroft)




None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(i)
                     To Agreement and Plan of Reorganization

                          Absence of Changes or Events
                                   (Ashcroft)




     None.


              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(j)
                     To Agreement and Plan of Reorganization

                                   Litigation
                                   (Ashcroft)




That certain Case No. 02CV1408, filed in the District Court of Arapahoe County, Colorado by Alfonso and Rose Marie Vastola against Ashcroft Homes, Inc. on April 30, 2002. Ashcroft is confident that its exposure on this matter is limited to the amount of its deductible on its General Commercial Liability insurance policy.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                Schedule 2.2(l)
                     To Agreement and Plan of Reorganization

                                     Assets
                          (Ashcroft-Encumbered Assets)

The following real property assets were encumbered as of 12/31/2002:




-----------------------------------------------------------------------------------------
        Creditor:                         Lot(s):                         Development:
-----------------------------------------------------------------------------------------
1st National CR                            24-29                  Tallyn's Reach
-----------------------------------------------------------------------------------------
B. Braaten Invstmnt                         15                    Overlook at Bear Creek
-----------------------------------------------------------------------------------------
Bank West                                   12                    Tallyn's Reach
-----------------------------------------------------------------------------------------
Centennial Bank                              4                    Water Valley
-----------------------------------------------------------------------------------------
Colonial Bank                               1-6                   Tallyn's Reach
-----------------------------------------------------------------------------------------
Colonial Bank                          8,9,12,13,34               Tallyn's Reach
-----------------------------------------------------------------------------------------
CSNB                                         2                    Tallyn's Reach
-----------------------------------------------------------------------------------------
First State Bank                             5                    Water Valley
-----------------------------------------------------------------------------------------
Liberty Savings                             17                    Overlook at Bear Creek
-----------------------------------------------------------------------------------------
Liberty Savings                             22                    Antlers at Sage Port
-----------------------------------------------------------------------------------------
Ohio Savings                               8,16                   Tallyn's Reach
-----------------------------------------------------------------------------------------
People's Nat'l                              20                    Mahogany Vale
-----------------------------------------------------------------------------------------
People's Nat'l                        16,20,33,41,43              Fox Pines
-----------------------------------------------------------------------------------------
Regatta Capital                 1,3,4,10,11,20,26-31,40-43        Antlers at Sage Port
-----------------------------------------------------------------------------------------
Unisyn                                      15                    Water Valley
-----------------------------------------------------------------------------------------
US Bank                                     47                    Sanctuary at Peregrine
-----------------------------------------------------------------------------------------
US Bank                                     32                    Fox Pines
-----------------------------------------------------------------------------------------
US Bank                                    55,72                  Sprires Broadmoar
-----------------------------------------------------------------------------------------
Ute Mortgage                                45                    Antlers at Sage Port
-----------------------------------------------------------------------------------------
Ute Mortgage                             43,44,54                 Serenity at Northgate
-----------------------------------------------------------------------------------------
Ute/1st National                            15                    Overlook at Bear Creek
-----------------------------------------------------------------------------------------
Ute/Frmrs&Mrch                               9                    Antlers at Sage Port
-----------------------------------------------------------------------------------------
Ute/Home Savings                           2,16                   Overlook at Bear Creek
-----------------------------------------------------------------------------------------
Ute/Home Savings                           13,24                  Antlers at Sage Port
-----------------------------------------------------------------------------------------
Ute/Stockton                                19                    Antlers at Sage Port
-----------------------------------------------------------------------------------------


              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(m)
                     To Agreement and Plan of Reorganization

                                  Benefit Plans
                                   (Ashcroft)



1. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Chad S. Schneider, dated February 1, 2003.

2. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Daniel S. Connerly, dated February 1, 2003, as amended.

3. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Joseph A. Oblas, dated February 1, 2003, as amended.

4. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and James C. Sanford, dated February 1, 2003.

5. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Peter C. Gonzalez, dated February 1, 2003.

6. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Robert E. Ottosen, dated February 1, 2003.

7. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and Richard O. Dean, dated February 1, 2003, as amended.

8. The terms and conditions contained in that certain Employment Agreement by and between Ashcroft Homes, Inc. and William T. Watson, dated February 1, 2003.

9. The terms and conditions contained in the Employee Manual of Ashcroft Homes, revised on January 1, 1999.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(n)
                     To Agreement and Plan of Reorganization

                    Licenses, Permits; Intellectual Property
                                   (Ashcroft)




Ashcroft has not formally registered any trademarks at either the State or Federal level. However, Ashcroft does use certain logos and graphical elements on its marketing materials, letterhead, etc. for which it does claim substantial common law intellectual property protection, including the text "As Unique As You Are".

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.2(o)
                     To Agreement and Plan of Reorganization

                              Environmental Matters
                                   (Ashcroft)



None.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.3(f)
                     To Agreement and Plan of Reorganization

                           Compliance with Agreements
                               (Ashcroft Entities)




1.   See Schedule 2.2(e) with respect to the agreements of Ashcroft Homes, Inc.

2. In the normal course of its business, the Ashcroft Entities have entered into numerous loans with numerous lenders. Many of the loan documents with these different lenders contain language that could be interpreted in such a manner that the Exchange contemplated hereby would cause the respective Ashcroft Entities to be in default of these various loan documents. The lenders with which Ashcroft has entered into such loan documents are as follows: (1) Acamar Investments, Inc.; (2) Bank Midwest, N.A.; (3) Colonial Bank; (4) The First National Bank of Strasburg; (5) First United Bank; (6) Liberty Savings Association, FSA; (7) Respond Corp.; and (8) Ute Mortgage Company.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

                                 Schedule 2.3(h)
                     To Agreement and Plan of Reorganization

                                   Litigation
                               (Ashcroft Entities)




That certain Case No. 01CV0594, filed in the District Court of El Paso County, Colorado by Darrell Fortner and Jennifer Fortner, d/b/a Dundee Tree Service against Ashcroft Homes, Inc., West Gold Holdings, Inc., et al. on December 23, 2002. Ashcroft and West Gold are confident that its exposure on this matter is limited to the amount of its deductible on its General Commercial Liability insurance policy.

              NOTHING IN ANY SCHEDULE SHALL BE AN ADMISSION OF WHAT
                    IS MATERIAL FOR PURPOSES OF THE AGREEMENT

EXHIBIT B

                               THIRD AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION
                      ------------------------------------


     THIS THIRD AMENDMENT ("Amendment") dated March 17, 2003 amends that certain Agreement and Plan of Reorganization dated as of December 27, 2002 ("Agreement") by and among ONEDENTIST RESOURCES, INC., a Colorado corporation ("Parent"), ASHCROFT MERGER CORP., a Colorado corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Gary A. Agron and Philip J. Davis, who are the principal shareholders of Parent ("Parent Principal Shareholders") and ASHCROFT HOMES, INC., a Colorado corporation ("Ashcroft"). Capitalized terms used herein which are not separately defined shall have those meanings set forth in the Agreement.

                            ENTITIES AND DEFINITIONS

     The parties to the Agreement desire to add the holders of all equity interests in all of the following entities as parties to the Agreement, which holders are identified below and on the signature page of this Amendment:

     Absolute Construction Services, LLC, a Colorado limited liability company ("Absolute"), is owned by Richard Dean and William Watson and provides construction management services to third parties. Richard Dean and William Watson are sometimes collectively referred to herein, when referring to the members of Absolute, as the "Absolute Members."

     Ashcroft is owned by Richard Dean, Reagan Dean and certain vendors of Ashcroft who became shareholders. Richard Dean and Reagan Dean own approximately 85% of the outstanding stock of Ashcroft and are sometimes referred to as the "Ashcroft Principal Shareholders." The Ashcroft Principal Shareholders and the remaining shareholders are sometimes collectively referred to herein as the "Ashcroft Shareholders."

     Peregrine Sanctuary, LLC, a Colorado limited liability company ("Peregrine"), is owned by Richard Dean and builds residential units in a subdivision known as Pergrine at the Sanctuary in Colorado Springs. Richard Dean is sometimes referred to herein, when referring to the member of Peregrine, as the "Peregrine Member."

     Stonegate Capital Corporation, a Delaware corporation ("Stonegate"), is owned by Joseph Oblas, Peter Gonzalez and certain other individuals and entities and owns a portfolio of loans secured by interests in real property located in the State of Colorado. Oblas and Gonzalez own approximately 50% percent of the stock of Stonegate and are sometimes referred to as the "Stonegate Principal Shareholders." The Stonegate Principal Shareholders and the other shareholders are sometimes collectively referred to herein, when referring to the shareholders of Stonegate, as the "Stonegate Shareholders."

     Tesoro Homes @ Tallyn's Reach, LLC, a Colorado limited liability company ("Tesoro"), is owned by Richard Dean and William Watson and builds residential units in and near Arapahoe and Douglas Counties. Richard Dean and William Watson are sometimes collectively referred to herein, when referring to the members of Tesoro, as the "Tesoro Members."

     West Gold Holdings, Inc., a Colorado corporation ("West Gold"), is owned by Richard Dean and Reagan Dean and develops land for residential construction in the State of Colorado. Richard Dean and Reagan Dean are sometimes collectively referred to herein, when referring to the shareholders of West Gold, as the "West Gold Shareholders."

     Absolute, Peregrine and Tesoro are sometimes collectively referred to herein as the "LLC Entities". The Absolute Members, Peregrine Member and Tesoro Members are sometimes collectively referred to herein as the "LLC Members."

     Ashcroft, Stonegate and West Gold are sometimes collectively referred to herein as the "Corporate Entities". The Ashcroft Shareholders, the Stonegate Shareholders and the West Gold Shareholders are sometimes collectively referred to herein as the "Corporate Shareholders."

     The LLC Entities and the Corporate Entities are sometimes collectively referred to herein as the "Ashcroft Entities". The LLC Members and the Corporate Shareholders are sometimes referred to herein as the "Equity Owners."

     The LLC Members, the Ashcroft Principal Shareholders, the Stonegate Principal Shareholders and the West Gold Shareholders are sometimes collectively referred to herein as the "Principal Equity Owners."

     The LLC Membership Interests and the Corporate Shares (hereinafter defined) are sometimes collectively referred to herein as the "Equity Interests."


                                    RECITALS:

     The Recitals section of the Agreement is hereby replaced by the Entities and Definitions set forth above, as well as the following revised Recitals:

     When the Agreement was initially executed, it was contemplated by the parties that Ashcroft would become a wholly-owned subsidiary of Parent through a reverse-triangular merger with Merger Sub in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Prior to the closing of the proposed merger, it was further contemplated that Ashcroft and the other Ashcroft Entities would participate in a series of transactions whereby the other Ashcroft Entities would become wholly owned subsidiaries of Ashcroft ("Roll-up Transactions"). The intended resulting corporate structure of Parent, therefore, would have established Ashcroft as a first tier subsidiary of Parent, and all other Ashcroft Entities as second tier subsidiaries of Parent.

     While Ashcroft and the other Ashcroft Entities were working to effectuate the Roll-up Transactions, it was determined that a more advantageous way to structure the transaction would be to effectuate an equity exchange between Parent and the owners of all of the Ashcroft Entities. Therefore, the intended new corporate structure will eliminate the proposed second tier of entities and make all of the Ashcroft Entities first tier subsidiaries of Parent. It was also determined that a portion of the consideration to be given to one or more of the Equity Owners in return for their Equity Interests would be a certain amount of the preferred stock of Parent.

     The Principal Equity Owners desire to transfer their Equity Interests in the Ashcroft Entities to Parent, the LLC Members to exchange their interests in the LLC Entities ("LLC Membership Interests") for Exchange Shares and the Ashcroft Principal Shareholders, Stonegate Principal Shareholders and West Gold Shareholders their stock in the Corporate Entities ("Corporate Shares") for Exchange Shares.

     West Gold, with the consent of Parent, may negotiate agreements with certain former secured creditors of West Gold to exchange their debt in West Gold for equity in Parent, contemporaneously with closing of the Exchange.

     In order to effectuate this new structure, the parties to the Agreement desire to amend the Agreement to (1) eliminate the reverse-triangular merger transaction in favor of a series of equity exchange transactions between Parent and the Ashcroft Entities, (2) add the Principal Equity Owners of the Ashcroft Entities as parties to the Agreement, (3) provide for the creation of Series A and Series B Convertible Preferred Stock to be issued in connection with the Exchange and (4) make other modifications as necessary to effectuate the new desired structure.

     NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of the Agreement as amended hereby, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

1. ASHCROFT MERGER CORP. is hereby removed as a party to the Agreement and all references to "Merger Sub", its capital structure, its governing documents, or any representation, warranty or covenant made by Merger Sub as they apply to Merger Sub are hereby deleted; provided however that the term "Merger Sub" as found in Section 5.1(a) and Section 5.3(e) is hereby replaced with the phrase "the Ashcroft Entities".

2. ARTICLE I of the Agreement is hereby deleted in its entirety and replaced with the following new ARTICLE I:

                                    ARTICLE I

                                  THE EXCHANGE

          1.1 Issuance of Parent Shares in the Transactions.
          --------------------------------------------------
          At the Closing, and subject to the terms and conditions of the Agreement, as amended hereby, Parent shall issue an aggregate of 12,954,060 shares of its no par value common stock ("Exchange Common Stock") and 1,350,000 shares of a newly created Series A Convertible no par value
     Preferred Stock ("Exchange Preferred Stock") to the Equity Owners in exchange for all Equity Interests owned beneficially or of record by the Equity Owners. The Exchange Preferred Stock will be issued entirely to the West Gold Shareholders and shall contain the terms and conditions described in the form of Articles of Amendment to the Articles of Incorporation of Parent, attached hereto as Exhibit 1.1 and incorporated herein by reference. At the Closing and subject to the terms and conditions of the Agreement as amended hereby, the Principal Equity Owners severally, but not jointly, agree to exchange all of their respective Equity Interests for the Exchange Shares (hereinafter defined) as more specifically provided for below. The Exchange Common Stock and Exchange Preferred Stock are sometimes collectively referred to herein as the "Exchange Shares."

               (a) The LLC Interest Exchange Transactions.
               -------------------------------------------
               In consideration of the LLC Membership Interests to be transferred by the LLC Members at Closing, Parent agrees to issue to each LLC Member the number of Exchange Shares as is more specifically set forth on Schedule 1.1, attached hereto and incorporated herein by this reference. As a result of these LLC Interest Exchange Transactions, the LLC Entities shall become wholly owned subsidiaries of Parent, and the LLC Members shall become shareholders of Parent.

               (b) The Stock Exchange Transactions.
               ------------------------------------
               In consideration of the Corporate Shares to be transferred by the Corporate Shareholders to Parent at Closing, Parent agrees to issue to each Corporate Shareholder the number of Exchange Shares as is more specifically set forth on Schedule 1.1, attached hereto and incorporated herein by this reference. As a result of these Stock Exchange Transactions, the Corporate Entities shall become wholly owned subsidiaries of Parent, and the Corporate Shareholders shall become shareholders of Parent.

               (c) Reverse Stock Split.
               ------------------------
               The share amounts to be issued by ODRI in the Exchange and set forth above and in Schedule 1.1 contemplate and have been adjusted for a one for three and one-half (1:3.5) reverse split of all outstanding common stock of ODRI as proposed in its Preliminary Proxy filed with the SEC on March 7, 2003. It is anticipated that the reverse split will be effective on March 31, 2003, the proposed closing date of the Exchange (defined below) and date of the ODRI shareholders' meeting. If for any reason, the reverse split is not effective on the date of closing of the Exchange, then the share amounts set forth above shall be revised such that the total number of shares to be issued by ODRI to the Equity Owners of the Ashcroft Entities shall be equal to 90% of the number of shares issued and outstanding after closing.

               (d) Tax Aspects.
               ----------------
               For federal income tax purposes, it is intended that all the Exchange Transactions shall qualify for tax-free treatment pursuant to
          Section 351 of the Code.

          1.2 Closing and Effective Date.
          -------------------------------
          Subject to the provisions of this Agreement, and satisfaction of the conditions to closing, the parties shall hold a closing (the "Closing") on March 31, 2003 at the offices of Dufford & Brown, P.C., 1700 Broadway, Suite 1700, Denver 80290 or at such other date and place as the parties hereto may agree (the "Closing Date").

          1.3  Conversion  and  Cancellation  of Shares  in the  Stock  Exchange
          ----------------------------------------------------------------------
     Transactions.
     -------------
          As of the Closing Date, by virtue of the Stock Exchange Transactions and without any action on the part of Parent or the Corporate Shareholders, each issued and outstanding share of capital stock of the Corporate Entities which was issued and outstanding before the Stock Exchange Transactions shall be converted into the right to receive a share of the Exchange Shares, with the result that after the Closing Date, the Corporate Shareholders shall become holders of Parent stock, and the Corporate Entities shall become wholly owned subsidiaries of Parent. All such converted shares of each Corporate Entity except one shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Parent shall own one share of each of the Corporate Entities.

          1.4 Conversion of Certain West Gold Debt.
          -----------------------------------------
          Also at the Closing, and subject to the terms of the Agreement, Parent may issue an aggregate of 200,000 shares of a newly created Series B Convertible no par value Preferred Stock ("Series B Preferred Stock") to the individuals and entities listed on Schedule 1.4 and incorporated herein by reference. The terms and conditions of the Series B Preferred Stock are contained in the form of Articles of Amendment to the Articles of Incorporation attached hereto as Exhibit 1.4 and incorporated herein by reference, which may be filed if the Series B Preferred Stock is issued.

     3. All references to the term "Merger Shares" in the Agreement are hereby deleted and replaced by the term "Exchange Shares".

     4. All references to the term "Merger" in the Agreement are hereby deleted and replaced by the term "Exchange".

     5. All references to the term "Effective Time" in the Agreement are hereby deleted and replaced by the term "Closing Date".

     6. All references to the term "Articles of Merger", as well as the language in which each term is used, in the Agreement are hereby deleted in their entirety.

     7. The representations and Warranties of Parent and the Parent Principal Shareholders made in Section 2.1 of the Agreement are hereby restated in their entirety to each of the Equity Owners.

     8. The term "Ashcroft" as it appears in the last sentence of Section 2.1(n) of the Agreement is hereby deleted and replaced by the term "Parent".

     9. Sections 2.2(a)(ii) and 2.2(a)(iii) of the Agreement are hereby deleted in their entireties. Also, Ashcroft has delivered to Parent its unaudited, consolidated, condensed financial statements (with adjustments showing the proforma adjustments that would be necessary to consolidate the other Ashcroft Entities) at December 31, 2002 and for the year then ended. The financial statements in the form delivered to Parent are attached to this Amendment as
Exhibit 9 and incorporated herein by reference. Ashcroft represents that those financial statements have been prepared from the books and records of Ashcroft and the other Ashcroft Entities based on accounting principles consistently applied, and fairly present the consolidated financial position of the Ashcroft Entities as of that date and the consolidated results of operations for the period then ended. Parent acknowledges that it has received those financial statements and waives its right to terminate the Agreement based solely on the financial statements.

     10. The  following  new  Section  2.3 is hereby  added to ARTICLE II of the
Agreement:

          2.3  Representations  and  Warranties  of Principal  Equity  Owners to
          ----------------------------------------------------------------------
     Parent.
     -------
          Each Principal Equity Owner, severally and not jointly, hereby represents and warrants to Parent with respect to himself or herself or any Ashcroft Entity in which he or she owns any Equity Interests, as follows:

               (a)  Authority.
               ---------------
               Each Principal Equity Owner has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by each Principal Equity Owner, and is the valid and binding obligation of each Principal Equity Owner, enforceable against each Principal Equity Owner in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and other laws affecting the rights of creditors generally, and by general equitable principles, whether enforcement is sought in an action at law or in equity.

               (b) Organization and Qualification of Ashcroft Entities.
               --------------------------------------------------------
               Each Ashcroft Entity is duly organized, validly existing and in good standing under the laws of its respective state of organization. Each Ashcroft Entity is properly qualified as a foreign entity in all other jurisdictions as required by the nature of its business, except where the failure to so qualify would not have a material adverse effect on any Ashcroft Entity. Each Ashcroft Entity has full power to own all of its properties and to carry on its business as it is now being conducted.

               (d) Capitalization and Ownership of the Ashcroft Entities.
               ----------------------------------------------------------
               The capitalization of each Ashcroft Entity is accurately identified on Schedule 1.1, attached hereto and incorporated herein by reference. Such Equity Interests identified on the Schedule represent all of the outstanding equity interests of the Ashcroft Entities. Each Principal Equity Owner is the record owner of the Equity Interests set forth after such Equity Owner's name on Schedule 1.1, beneficially and of record, free and clear of all liens and encumbrances of any type. Upon delivery to Parent of the stock certificate or other representative document for such Equity Interests, and any related assignment documentation pursuant to the terms of this Agreement, for the consideration provided for herein, Parent will be vested with full right and title to such Equity Interests and all incidents of ownership thereof, free and clear of all liens and encumbrances of any type, and there shall be no outstanding Equity Interests of the Ashcroft Entities other than those owned by Parent. Such Equity Interests are not subject to, or bound or affected by, any proxies, voting agreements or other restrictions on the incidents of ownership thereof. All of such Equity Interests have been duly authorized, are fully paid and nonassessable and are lawfully owned of record and beneficially by the Equity Owners as set forth on Schedule 1.1.

               (e) Restricted Parent Shares.
               -----------------------------
               The Principal Equity Owners acknowledge that the Exchange Shares will not be registered under the Securities Act, but will be issued pursuant to an exemption from such registration requirements based upon representations and warranties made by the Equity Owners. Accordingly, the Exchange Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and Equity Owners will not be able to transfer such Exchange Shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or an exemption therefrom. The Principal Equity Owners further acknowledge that the certificates evidencing the Exchange Shares will contain a legend to the foregoing effect and the Equity Owners shall deliver at Closing an Investment Letter in substantially the form of
          Exhibit 4.2 hereto acknowledging the fact that the Exchange Shares are restricted securities and agreeing to the foregoing transfer restrictions.

               (f) Compliance with Other Agreements.
               -------------------------------------
               To the best knowledge of the Principal Equity Owners, and except as is otherwise disclosed on Schedule 2.3(f), neither the execution of this Agreement nor the consummation of the Transactions provided for herein will result or be likely to result after passage of time or otherwise in the breach or violation of, or create a default under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement, contract or other instrument or obligation to which any of the Ashcroft Entities is a party or by which any of their respective assets are bound, nor will such execution and consummation permit any third party to terminate any lease, contract, agreement or other instrument to which any of the Ashcroft Entities is a party nor accelerate the maturity of any indebtedness or other obligations of any of the Ashcroft Entities in such a manner as to have a materially adverse effect on any of the Ashcroft Entities or Parent

               (g) No Violation of Law.
               ------------------------
               To the best knowledge of the Principal Equity Owners, neither the execution of this Agreement nor the consummation of the Transactions provided for herein will conflict with, constitute or result in a breach or violation of, any judgment, decree, arbitration order, law or regulation, government policy or other legal condition which might prevent material performance of this Agreement or the Transactions by the Equity Owners or the Ashcroft Entities.

               (h) Litigation.
               ---------------
               To the best knowledge of the Principal Equity Owners, and except as set forth in Schedule 2.3(h) or routine matters incident to the normal operation of its business, there is no action, suit, proceeding, claim or investigation pending against any of the Ashcroft Entities before any federal, state, municipal, foreign or other court or administrative agency, department, board or instrumentality that, if concluded adversely to any Ashcroft Entity, would have a material adverse effect.

               (i) Brokers.
               ------------
               No person or entity has or will have, as a result of any act by any Principal Equity Owner or any of the Ashcroft Entities, any right, interest or valid claim against or upon Parent or any of the Ashcroft Entities for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

     11. (a) Section 4.1 is hereby deleted in its entirety and replaced with the following new Section 4.1:

          4.1 Corporate Shareholder Approval.
          -----------------------------------
          To the extent required, the Ashcroft Principal Shareholders and the Stonegate Principal Shareholders agree to cause the proposed Stock Exchange Transaction to be submitted to their respective shareholders for approval in accordance with the provisions of the CBCA and the Delaware General Corporation Law, and to recommend to their respective shareholders the approval of the Stock Exchange Transaction. It is specifically agreed by Parent, the Corporate Entities, the Principal Ashcroft Shareholders, the Principal Stonegate Shareholders, and the West Gold Shareholders that the Stock Exchange Transaction is to be considered a voluntary exchange of shares as contemplated by CBCA Section 7-111-102(4), and therefore no articles of share exchange will be prepared or filed with the Colorado Secretary of State. Notwithstanding the foregoing, if it is determined at any time in the future by any party to the Stock Exchange Transaction that articles of share exchange were in fact required to effectuate the Stock Exchange Transaction, Parent, the Corporate Entities, the Principal Ashcroft Shareholders, the Principal Stonegate Shareholders, and the West Gold Shareholders agree to take all action and execute all documentation required to effectuate the Stock Exchange Transaction.

               (b) A new section 4.12 is hereby added to the Agreement to read in its entirety as follows:

          4.12 Parent Shareholder Meeting.
          --------------------------------
          Parent agrees to convene a meeting of its shareholders to consider and vote upon a reverse split of its outstanding common stock and to amend its Articles of Incorporation to change its name to "Ashcroft Homes Corporation" and to revise provisions of its Articles regarding certain terms of its preferred stock. The terms of the reverse stock split and the proposed amendment to its Articles of Incorporation are set forth in a preliminary proxy filed with the SEC on March 7, 2003. The meeting is tentatively scheduled for March 31, 2003. Parent agrees that its Board of Directors will recommend the proposals to its shareholders, mail the proxy materials to its shareholders at the earliest practical date, file the definitive proxy materials with the SEC and that the Board shall do everything reasonable in its power to hold the meeting as scheduled. Parent also agrees to file a certificate of correction with the Colorado Secretary of State to revise the number of shares that it is authorized to issue to 25,000,000 as the parties agree is probably accurate. In the event that the Parent cannot hold the shareholders' meeting as scheduled, it will notify Ashcroft in writing at the earliest possible date and take such other action as may be necessary to postpone and/or reschedule the meeting in order to meet the Closing Date.

     12. The opening phrase of Section 5.2(a) which reads "The representations and warranties of Ashcroft set forth ..." is hereby revised to read "The representations and warranties of Ashcroft and the Principal Equity Owners set forth..."

     13. The phrase "Ashcroft shareholders" in Section 5.2(d) is hereby deleted and replaced by the term "Equity Owners".

     14. The conditions to the obligations of Ashcroft found in Section 5.3 are hereby amended to be conditions to the obligations of Ashcroft and the Equity Owners, and the term "Equity Owners" is hereby added to all portions of Section
5.3 that refer to "Ashcroft".

     15. Section 5.3(c)(i) is hereby deleted in its entirety and replaced with the following new Section 5.3(c)(i): "(i) an opinion that the Transaction has been approved by all requisite action of Parent and its shareholders".

     16. The condition set forth in Section 5.3(j) of the Agreement is hereby revised to provide that it shall be a condition to the obligation of Ashcroft or any other Ashcroft Entity to close that no Ashcroft Corporate Entity shall have received notice of dissent from any shareholder.

     17. Section 6.1 is hereby amended to add the Equity Owners as Ashcroft Indemnified Parties.

     18. Section 7.1 and Section7.2 are hereby deleted in their entireties and replaced with the following new Section 7.1 and Section 7.2:

          7.1 Termination.
          ----------------
          This  Agreement  may be  terminated  at any time prior to the  Closing
     Date:

               (a) by consent of all of the parties;

               (b) by any party if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within five business days following receipt by the breaching party of notice of such breach, or if any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order, decree, ruling or other action shall have become final and non-appealable; or

               (c) by any party if the Transactions shall not have been consummated before April 15, 2003.

          7.2 Effect of Termination.
          --------------------------
          In the event of termination of this Agreement by any party as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto; provided, however, that nothing in this Section 7.2 shall relieve any party to this Agreement of liability for any willful or intentional breach of this Agreement. Except as provided in Section 6.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     19. Section 8.2 is hereby amended to include the addresses and fax numbers of all of the undersigned individual Principal Equity Owners as reflected under each of their respective signature blocks.

     20. Parent shall cause to be filed on or before the date of closing its Annual Report on Form 10-KSB for the year ended December 31, 2002 with all required financial statements and in a form in accordance with the rules and regulations of the Commission.

     21. It is expressly understood that the Equity Owners who are not Principal Equity Owners and who have not signed below are third-party beneficiaries to the Agreement, as amended hereby.

     22. All terms, conditions and obligations under the Agreement which are not expressly changed by this Amendment shall remain in full force and effect. In the event of any contradiction between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall supersede and prevail.

                             [Signatures to Follow]

     IN WITNESS WHEREOF, this Amendment has been signed by the parties set forth below as of the date set forth above.

ASHCROFT HOMES, INC.                ONEDENTIST RESOURCES, INC.


By: /s/ Richard O. Dean             By: /s/ Philip J. Davis
    ----------------------------        ----------------------------------------
    Richard O. Dean, President          Philip J. Davis, Chief Executive Officer


                                    ASHCROFT MERGER CORP.


                                    By: /s/ Philip J. Davis
                                        ----------------------------------------
                                        Philip J. Davis, President


                                    PARENT PRINCIPAL SHAREHOLDERS

                                        /s/ Gary A. Agron
                                        ----------------------------------------
                                        Gary A. Agron

                                        /s/ Philip J. Davis
                                        ----------------------------------------
                                        Philip J. Davis


PRINCIPAL EQUITY OWNERS:


/s/ Richard O. Dean                     /s/ Reagan Dean
--------------------------------        --------------------------------
Richard O. Dean                         Reagan Dean

Address:                                Address:
        ------------------------                ------------------------

        ------------------------                ------------------------

        ------------------------                ------------------------

Fax:                                Fax:
    ----------------------------        --------------------------------


/s/ Joseph A. Oblas                     /s/ William Watson
--------------------------------        --------------------------------
Joseph A. Oblas                         William Watson

Address:                                Address:
        ------------------------                ------------------------

        ------------------------                ------------------------

        ------------------------                ------------------------

Fax:                                Fax:
    ----------------------------        --------------------------------


/s/ Peter C. Gonzalez
--------------------------------
Peter C. Gonzalez

Address:
        ------------------------

        ------------------------

        ------------------------

Fax:
    ----------------------------